UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36212
CUSIP NUMBER 92719W108
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 28, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vince Holding Corp.

Full Name of Registrant

Former Name if Applicable

500 5th Avenue – 20th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10110

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vince Holding Corp. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended January 28, 2017 (the “Annual Report”) within the prescribed period.

In connection with its initial public offering in November 2013, the Company entered into a shared services agreement with Kellwood Company, the Company’s former parent company, pursuant to which the Company utilized various systems and functions historically provided by Kellwood Company until they were transitioned to the Company’s own internal and external resources, including certain accounting functions, tax, e-commerce operations, distribution, logistics, information technology, accounts payable, credit and collections and payroll and benefits administration. In December 2016, the Company completed the final phase of such transition, which included the implementation of the new enterprise resource planning and supporting systems (collectively, the “ERP System”). Following such implementation, the Company has experienced significant difficulties in successfully integrating the ERP System with its internal business processes as well as other third-party systems, requiring the Company to expend extra resources and time to address those issues. The Company is also conducting additional procedures and processes, to ensure that the financial statements to be included in the Annual Report present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its subsidiaries for the periods presented. These matters have resulted in unanticipated delays in compiling financial reports and other data that are necessary in preparing and completing the financial statements required for the Annual Report.

In addition, although the Company has not concluded its assessment of the effectiveness of its internal controls over financial reporting as of January 28, 2017, it believes that the transition and implementation described above will result in one or more material weaknesses in internal controls.

The Company expects to file the Annual Report within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Because the Company is an emerging growth company under the Jumpstart Our Business Startups Act, as amended, it is not required to include an attestation report of its independent registered public accounting firm relating to the Company’s internal controls over financial reporting in the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Stefko	646	767-5589
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

After considering its previously disclosed information filed with the Securities and Exchange Commission on its Current Report on Form 8-K dated January 9, 2017, the Company currently anticipates that its results for the fiscal year ended January 28, 2017 will be further impacted by, among other matters, material asset impairment charges, including impairment charges relating to its goodwill and tradename, and the recording of a valuation allowance against all of its deferred tax assets in the fourth quarter. In addition, the Company has made a specified equity contribution of $1.7 million and currently anticipates making one or more additional specified equity contributions to its operating subsidiary using a portion of the cash held by it for purposes of an equity cure in connection with the Company’s compliance with the covenant relating to the consolidated net total leverage ratio under its term loan facility (the “Leverage Ratio Covenant”) as of January 28, 2017. The Company continues to hold approximately $19.7 million of cash until needed by its operating subsidiary, including for purposes of future equity cures under its credit facilities. Furthermore, as required by the new Financial Accounting Standards Board Accounting Standard Update No. 2014-15 that became effective for the Company’s fiscal year ended January 28, 2017, the Company’s management is assessing whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued. This includes, among other factors, the impact of the current trends in the retail business environment on the Company’s future projections and its effect on the Company’s ability to comply with, or cure any potential future violation of, the Leverage Ratio Covenant during such period. Such trends have contributed to the Company’s management lowering its projections in the past.

Notwithstanding the foregoing, as a result of the matters described in Part III above, the Company is experiencing unanticipated delays in compiling financial reports and other data that are necessary in preparing and completing the financial statements required for the Annual Report and is unable to provide a reasonable estimate of the results at this time.

On April 14, 2017, the Company entered into a side letter with its revolving credit facility lender. For more details on the side letter, see the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2017.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the statements regarding, among other things, our current expectations about the Company’s future results and financial condition, revenues, store openings and closings, margins, expenses and earnings and are indicated by words or phrases such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “estimate,” “plan,” “target,” “project,” “forecast,” “envision” and other similar phrases. Although the Company believes the assumptions and expectations reflected in these forward-looking statements are reasonable, these assumptions and expectations may not prove to be correct and we may not achieve the results or benefits anticipated. These forward-looking statements are not guarantees of actual results, and the Company’s actual results may differ materially from those suggested in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond the Company’s control, including factors as set forth from time to time in the Company’s Securities and Exchange Commission filings, including under the heading “Item 1A—Risk Factors” in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company intends these forward-looking statements to speak only as of the time of this release and does not undertake to update or revise them as more information becomes available.

Vince Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2017

		By:	/s/ David Stefko
		Name:	David Stefko
		Title:	Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).